Filed by BW LPG Limited Pursuant to Rule 425 Under The Securities Act of 1933 Subject Company: Dorian LPG Ltd Commission File Number: 001-36437

On June 19, 2018, BW LPG Limited (the “Company) made the following communications on its Twitter and LinkedIn accounts. The full text of the article referenced in the Company’s communications is also set forth in full below.

LinkedIn:

“BW LPG encourages Dorian to listen to its shareholders after the latter's board of directors Friday rejected an acquisition. BW tells ShippingWatch that it has received "positive feedback" from a significant portion of Dorian's shareholders. Click to read (subscription required).

https://lnkd.in/fw-us-E

Important information about the proposed combination can be found @

https://lnkd.in/fxQMUmx

http://bit.ly/BWLPGlegend”

Twitter:

“BW LPG calls on Dorian to listen to shareholders after rejected bid. #shippingwatch

Click to read (subscription required) https://shippingwatch.com/secure/carriers/Tanker/article10693970.ece

Important info about the proposed combination can be found @ https://t.co/J1T3ySJMCA … http://bit.ly/BWLPGlegend”

BW LPG calls on Dorian to listen to shareholders after rejected bid

BY NIKLAS KRIGSLUND

Published 18.06.18 at 08:57

BW LPG encourages Dorian to listen to its shareholders after the latter's board of directors Friday rejected an acquisition. BW tells ShippingWatch that it has received "positive feedback" from a significant portion of Dorian's shareholders.

BW LPG calls on competitor Dorian to listen to its shareholders after the company rejected BW's takeover bid.

Dorian LPG's rejection of the bid was announced Friday, when the US-based gas tanker shipping company informed that its board of directors has unanimously rejected BW LPG's proposed merger, which would create the world's largest shipping company in the liquefied petroleum gas sector.

The Dorian board of directors notes, among other things, that the offer prices the company's fleet eco-design vessels too low. And Dorian also does not feel that it is in its shareholders' best interest to be paid in shares in a company that has a higher debt than Dorian.

Still, BW LPG maintains its offer and says that there is interest for the merger among parts of Dorian's shareholders.

"We still believe that the proposed merger of BW LPG and Dorian represents a unique opportunity to maximize value for all interested parties. Since we announced the proposal, we've spoken to many of BW LPG's shareholders and a significant percentage of Dorian's shareholder, and we're pleased with the positive feedback we've received," writes BW LPG in a written response to ShippingWatch.

"For the two and a half weeks that have passed since we submitted the proposal, Dorian has still not spoken to us about this good opportunity. We encourage Dorian to listen to its shareholders and enter a dialog with is to reach an agreement that benefits both parties and maximizes value," writes the shipping company.

BW LPG's offer was announced in late May and has a total value of USD 1.1 billion. According to the proposal, payment will be made in shares in the new company. The proposal also included plans to seek a dual listing in Oslo as well as New York benefit Dorian's US shareholders.

English Edit: Daniel Logan Berg-Munch

Cautionary Statement Regarding Forward-Looking Statements

These communications include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding BW LPG Limited’s (“BW LPG”) proposed business combination transaction with Dorian LPG Ltd. (“Dorian”) (including the benefits, results, effects and timing of a transaction), all statements regarding BW LPG’s (and BW LPG’s and Dorian’s combined) expected future financial position, results of operations, cash flows, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions.

Statements in these communications concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses or other financial items, and product or services line growth of BW LPG (and the combined businesses of BW LPG and Dorian), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of BW LPG based upon currently available information. Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from BW LPG’s expectations as a result of a variety of factors, including, without limitation, those discussed below. The forward–looking statements in these communications are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in BW LPG’s records and other data available from unrelated parties.

Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which BW LPG is unable to predict or control, that may cause BW LPG’s actual results, performance or plans with respect to Dorian, to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in BW LPG’s filings with the Oslo Bors (the “Bors”) contained on BW LPG’s website.

Risks and uncertainties related to the proposed transaction with Dorian include, but are not limited to, uncertainty as to whether BW LPG will further pursue, enter into or consummate the transaction on the terms set forth in the proposal or on other terms, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, uncertainties as to the timing of the transaction, adverse effects on BW LPG’s stock price resulting from the announcement or consummation of the transaction or any failure to complete the transaction, competitive responses to the announcement or consummation of the transaction, the risk that regulatory or other approvals required for the consummation of the transaction are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Dorian’s businesses and operations with BW LPG’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, unexpected costs, liabilities, charges or expenses resulting from the transaction, litigation relating to the transaction, the inability to retain key personnel, and any changes in general economic and/or industry specific conditions.

Many of these factors are beyond BW LPG’s control. BW LPG cautions investors that any forward-looking statements made by BW LPG are not guarantees of future performance. BW LPG disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

Additional Information

These communications are provided for informational purposes only and does not constitute an offer to purchase or sell or the solicitation of an offer to purchase or sell any securities. Subject to future developments, BW LPG may file a registration statement and/or exchange offer documents with the Securities and Exchange Commission (the “SEC”) in connection with a possible business combination transaction with Dorian. BW LPG and Dorian shareholders should read those filings, and any other filings made by BW LPG with the SEC in connection with a possible business combination, if any, as they will contain important information. Those documents, if and when filed, may be obtained without charge at the SEC’s website at www.sec.gov.